March 15, 2005


Via Facsimile at (925) 631-9119 and U.S. Mail

Chip Patterson, Esq.
MacKenzie Patterson Fuller, Inc.
1640 School Street
Moraga, CA  94556

	Re:	Secured Income L.P.
Schedule TO-T filed March 7, 2005 by MPF Flagship Fund 9, LLC; Accelerated High Yield Institutional Investors, Ltd., L.P.; MPF Special Fund 8, LLC, MacKenzie Specified Income Fund, L.P.; MP Value
Fund 6, LLC; MP Falcon Growth 2, LLC; MP Falcon Fund, LLC, Accelerated High Yield Institutional Fund, Ltd., L.P.; MPF Acquisition Co. 3, LLC; MPF-NY 2005, LLC; MacKenzie Patterson Fuller,
Inc.; and C.E. Patterson
SEC File No. 5-54251

Dear Mr. Patterson:

	We have the following comments on the above filing.

Schedule TO-T

Offer to Purchase for Cash

	General
1. Please indicate whether a subsequent offering period will be available. Refer to Item 1004(a)(1)(iv) of Regulation M-A.
2. See pages 2 and 15.  We note that you reserve the right "to delay
the acceptance for payment of, or payment for, any Units not theretofore accepted for payment or paid for." Revise this language to reflect that payment may be delayed in anticipation of governmental regulatory approvals. Otherwise payment must be made promptly following the expiration of the Offer. See Rule 14e-1(c).
Summary Term Sheet, page 5
3. "Is the financial condition of the bidders relevant to my decision
on whether to tender in the offer?" We note that you have not provided financial information for the Purchasers. In light of the fact that the offer is not for all outstanding securities and the Purchasers, one of which is a natural person, are not reporting companies, the financial condition of the Purchasers may be material to security holders in accordance with Instruction 2 to Item 10 of Schedule TO. Please provide us with your analysis as to why financial statements are not material in the context of this transaction. For example, advise us how the Purchasers chose 200,000
Units as the total amount sought and discuss whether an acquisition of this amount will trigger any change of control provisions or otherwise constitute a control transaction that would render financial information material. See Release No. 33-7760 (January 24,
2000), Regulation of Takeovers and Security Holder Communications. We note that you have already discussed the Purchaser`s ability to finance the offer from cash on hand.
4. "Will all of the Units I tender be accepted by the Purchaser?" We note your indication that the Partnership Agreement prevents you from purchasing units from you if the holder would be left owning fewer than 250 Units (or 100 Units in the case of Units held in an IRA, Keogh Plan or other qualified plan). Please explain why you believe these variations in terms are permissible under Rule 14d-10. We may have further comment.
5. "Will the Partnership continue as a public company?" We note your indication that it is possible that the Offer could result in the total number of Unit holders falling below the 300 record level. Please provide us your analysis as to why there is not a reasonable likelihood that your tender offer will have a going private effect in accordance with Rule 13e-3(a)(3).
6.  "If I Decide Not to Tender, How Will the Offer Affect My
Units?"
You indicate that you "do not anticipate that Units held by non-tendering Unit holders will be affected by the completion of the Offer." Please revise to address whether the non-tendering Unit holders will be impacted by a lack of liquidity or a potential termination of the Partnership under the Tax Code.
Introduction, page 8
7. See the third to the last bullet point. You indicate that the "Purchasers may have access to the securities before all conditions to the offer have been satisfied and selling Unit holders have been paid." Revise to clarify what you mean when you indicate that the Purchaser may have "access" to the Units. Further, please confirm that the Purchasers will not accept the Units tendered until the expiration of the Offer and all conditions to the Offer have been satisfied or waived.
Tender Offer, page 12
8. See Section 5. We note that you define "business day" as "any day other than a Saturday, Sunday or a federal holiday, and consists of the time period from 12:01 a.m. through 12:00 midnight, Pacific Daylight Time." Considering events such as withdrawal rights and changes to material terms of the offer are tied to this definition, please revise it to conform to the definition provided in Rule 14d-
1(g)(3).
9. See Section 6. Material Federal Income Tax Consequences. We note that you assume that the Partnership is treated as a partnership for federal income tax purposes and is not a "publicly traded partnership" as that term is defined in the Code. It is generally not appropriate for you to assume material facts that underlie your opinion as to the tax treatment of this Offer. Please revise or advise holders as to why you are unable to clarify this uncertainty.
10. See Section 9. The Business of the Partnership. In this section, you refer to the Carrollton Partnership and Columbia Partnership. These terms have not been defined. Please clarify these references.
11. See Section 13. Conditions of the Offer. A tender offer may only be subject to conditions that are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, we note the references to "indirectly" in subparagraphs (a) and (b). Please revise to clarify the conditions in accordance with this comment.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the bidder is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      Please respond to these comments by promptly amending the filing and submitting a response letter filed via EDGAR and "tagged"
as correspondence.  If the information you provide in response to our
comments materially changes the information that you have already provided to security holders, disseminate the revised materials in a manner reasonably calculated to inform them of the new
information.
      If you do not agree with a comment, please tell us why in
your
response. Direct any questions regarding our comments to me at
(202)
942-2801.

								Sincerely,



								Mara L. Ransom
								Special Counsel
								Office of Mergers and
Acquisitions


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March 15, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE